Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

MERLYN.AI BULL-RIDER BEAR-FIGHTER ETF (WIZ)
MERLYN.AI TACTICAL GROWTH AND INCOME ETF (SNUG)
each a series of Alpha Architect ETF Trust
(each a "Fund" and collectively, the "Funds")

September 4, 2020

Supplement to the
Summary Prospectuses, Prospectus, and Statement of Additional Information ("SAI")
dated October 15, 2019

NOTICE OF A CHANGE IN NUMBER OF SHARES CONSTITUTING A CREATION UNIT FOR EACH FUND

Each of Merlyn.AI Bull-Rider Bear-Fighter ETF and Merlyn.AI Tactical Growth and Income ETF currently issues and redeems shares (Shares) on a continuous basis only in large blocks of 50,000 Shares, called "Creation Units."

Effective on or about October 1, 2020, each Fund will issue and redeem Shares on a continuous basis only in Creation Units of 10,000 Shares.

Please retain this Supplement with your Summary Prospectuses, Prospectus, and SAI.